Exhibit 99.5

D.B.S. Satellite Services (1998) Ltd.
Condensed Interim Financial
Statements as of September 30, 2014

D.B.S. Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as of September 30, 2014

Table of Contents	Page

Auditors’ Review Report	2
Condensed Interim Statements of Financial Position	3
Condensed Interim Statements of Income	5
Condensed Interim Statements of Comprehensive Income	6
Condensed Interim Statements of Changes in Equity	7
Condensed Interim Statements of Cash Flows	10
Notes to the Condensed Interim Financial Statements	12

Somekh Chaikin KPMG Millennium Tower 17 Ha’arbah St. PO Box 609, Tel Aviv 61006 Israel	Telephone Fax Website:	972 3 684 8000 972 3 684 8444 www.kpmg.co.il

Auditors’ Review Report to the Shareholders of
D.B.S. Satellite Services (1998) Ltd.

Introduction

We have reviewed the accompanying financial information from D.B.S. Satellite Services (1998) Ltd. (“the Company), including the condensed interim statement of financial position as of September 30, 2014, and the condensed interim statements of income, comprehensive income, changes in equity, and cash flows for the nine and three month periods then ended. The Board of Directors and Management are responsible for preparing and presenting the financial information for these periods in accordance with IAS 34 - Interim Financial Reporting. They are also responsible for preparing the financial information for these interim periods in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express an opinion concerning the financial information for these interim periods based on our review.

Scope

We conducted our review in accordance with Review Standard 1 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity established by the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to be assured that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that this financial information is not prepared, in all material respects, in accordance with IAS 34.

Additionally, based on our review, nothing has come to our attention that causes us to believe that this financial information does not conform, in all material respects, to the disclosure provisions set forth in Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our conclusion, we draw attention to Note 4, concerning the Company's financial position.

Somekh Chaikin
CPAs

November 4, 2014

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

D.B.S. Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as of September 30, 2014

Condensed Interim Statements of Financial Position as of

	September 30, 2014	September 30, 2013	December 31, 2013
	(unaudited)	(unaudited)	(audited)
	NIS Thousands	NIS Thousands	NIS Thousands
Assets
Cash and cash equivalents	207,462	9,300	125,263
Trade receivables	168,522	161,751	164,277
Other receivables	17,782	3,057	1,615
Total current assets	393,766	174,108	291,155

Broadcasting rights - net of exercised rights	431,946	407,040	416,598
Property, plant and equipment, net	785,910	772,790	775,131
Intangible assets, net	140,173	124,986	133,728
Total non-current assets	1,358,029	1,304,816	1,325,457

Total assets	1,751,795	1,478,924	1,616,612

The notes to the condensed interim financial statements are an integral part thereof.

D.B.S. Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as of September 30, 2014

Condensed Interim Statements of Financial Position as of

	September 30, 2014	September 30, 2013	December 31, 2013
	(unaudited)	(unaudited)	(audited)
	NIS Thousands	NIS Thousands	NIS Thousands
Liabilities
Credit from banks	20,391	36,090	35,785
Current maturities on debentures	355,550	258,903	292,168
Trade payables	428,871	445,611	467,929
Other payables	150,462	154,629	161,318
Provisions	9,019	11,724	12,360
Total current liabilities	964,293	906,957	969,560
Debentures and bank loans	1,406,010	1,321,318	1,387,616
Loans from shareholders	3,933,610	3,462,314	3,571,900
Other long-term liabilities	20,512	43,448	24,931
Employee benefits	5,420	4,278	5,779
Total non-current liabilities	5,365,552	4,831,358	4,990,226
Total liabilities	6,329,845	5,738,315	5,959,786
Equity deficit
Share capital	29	29	29
Share premium	85,557	85,557	85,557
Options	48,219	48,219	48,219
Capital reserves	1,537,271	1,537,271	1,537,271
Capital reserve for share-based payments	10,280	10,280	10,280
Retained losses	(6,259,406)	(5,940,747)	(6,024,530)
Total equity deficit	(4,578,050)	(4,259,391)	(4,343,174)
Total liabilities and equity	1,751,795	1,478,924	1,616,612

David Efrati	Ron Eilon	Micky Neiman
Authorized to sign as Chairman of the Board	CEO	CFO
(See Note 9)

Financial statements approval date:  November 4, 2014

The notes to the condensed interim financial statements are an integral part thereof.

D.B.S. Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as of September 30, 2014

Condensed Interim Statements of Income

For the nine months ended		For the three months ended		For the year ended
September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	December 31, 2013
(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands

Revenues	1,283,621	1,217,645	432,264	410,264	1,635,216
Cost of revenues	820,062	776,770	276,057	257,775	1,051,618
Gross profit	463,559	440,875	156,207	152,489	583,598
Sales and marketing expenses	113,590	116,544	33,806	41,196	153,712
General and administrative expenses	134,561	116,910	46,705	38,885	162,372
Operating profit	215,408	207,421	75,696	72,408	267,514
Finance expenses	113,788	132,444	45,276	56,079	167,677
Finance income	(25,920)	(4,712)	(19,841)	-	(6,979)
Finance expenses for shareholder loans, net	361,710	376,572	135,800	152,047	486,158
Finance expenses, net	449,578	504,304	161,235	208,126	646,856
Loss before income tax	(234,170)	(296,883)	(85,539)	(135,718)	(379,342)
Income tax	706	840	237	366	1,352
Loss for the period	(234,876)	(297,723)	(85,776)	(136,084)	(380,694)

Basic and diluted loss per share (NIS)	7,856	9,959	2,869	4,552	12,734

The notes to the condensed interim financial statements are an integral part thereof.

D.B.S. Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as of September 30, 2014

Condensed Interim Statements of Comprehensive Income

For the nine months ended		For the three months ended		For the year ended
September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	December 31, 2013
(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands

Loss for the period	(234,876)	(297,723)	(85,776)	(136,084)	(380,694)
Items of other comprehensive income that will not be transferred to profit or loss
Actuarial gains (losses) on a defined benefit plan	-	166	-	-	(646)
Total other comprehensive income (loss) for the period that will not be transferred to profit or loss	-	166	-	-	(646)
Total comprehensive loss for the period	(234,876)	(297,557)	(85,776)	(136,084)	(381,340)

The notes to the condensed interim financial statements are an integral part thereof.

D.B.S. Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as of September 30, 2014

Condensed Interim Statements of Changes in Equity

	Share capital	Share premium	Options	Capital reserve	Capital reserve for share-based payments	Retained losses	Total
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands

For the nine months ended September 30, 2014 (unaudited)
Balance as of January 1, 2014 (audited)	29	85,557	48,219	1,537,271	10,280	(6,024,530)	(4,343,174)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(234,876)	(234,876)
Other comprehensive income for the period	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-	(234,876)	(234,876)
Balance as of September 30, 2014 (unaudited)	29	85,557	48,219	1,537,271	10,280	(6,259,406)	(4,578,050)

For the nine months ended September 30, 2013 (unaudited)
Balance as of January 1, 2013 (audited)	29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(297,723)	(297,723)
Other comprehensive income for the period	-	-	-	-	-	166	166
Total comprehensive loss for the period	-	-	-	-	-	(297,557)	(297,557)
Balance as of September 30, 2013 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,940,747)	(4,259,391)

The notes to the condensed interim financial statements are an integral part thereof.

D.B.S. Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as of September 30, 2014

Condensed Interim Statements of Changes in Equity

	Share capital	Share premium	Options	Capital reserve	Capital reserve for share-based payments	Retained losses	Total
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands

For the three months ended September 30, 2014 (unaudited)
Balance as of July 1, 2014 (unaudited)	29	85,557	48,219	1,537,271	10,280	(6,173,630)	(4,492,274)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(85,776)	(85,776)
Other comprehensive loss for the period	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-	(85,776)	(85,776)
Balance as of September 30, 2014 (unaudited)	29	85,557	48,219	1,537,271	10,280	(6,259,406)	(4,578,050)

For the three months ended September 30, 2013 (unaudited)
Balance as of July 1, 2013 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,804,663)	(4,123,307)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(136,084)	(136,084)
Other comprehensive loss for the period	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-	(136,084)	(136,084)
Balance as of September 30, 2013 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,940,747)	(4,259,391)

The notes to the condensed interim financial statements are an integral part thereof.

D.B.S. Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as of September 30, 2014

Condensed Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Options	Capital reserve	Capital reserve for share-based payments	Retained losses	Total
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands

For the year ended December 31, 2013 (audited)
Balance as of January 1, 2013 (audited)	29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)
Total comprehensive loss for the year
Loss for the year	-	-	-	-	-	(380,694)	(380,694)
Other comprehensive loss for the year	-	-	-	-	-	(646)	(646)
Total comprehensive loss for the year	-	-	-	-	-	(381,340)	(381,340)
Balance as of December 31, 2013 (audited)	29	85,557	48,219	1,537,271	10,280	(6,024,530)	(4,343,174)

The notes to the condensed interim financial statements are an integral part thereof.

D.B.S. Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as of September 30, 2014

Condensed Interim Statements of Cash Flows

	For the nine months ended		For the three months ended		For the year ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	December 31, 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands

Cash flows from operating activities
Loss for the period	(234,876)	(297,723)	(85,776)	(136,084)	(380,694)
Adjustments:
Depreciation and amortization	218,408	192,064	74,848	66,006	262,735
Finance expenses, net	455,622	491,042	169,813	197,567	633,376
Losses (gains) from sale of property, plant and equipment	606	557	272	(167)	320
Income tax expenses	706	840	237	366	1,352

Change in trade receivables	(4,245)	1,292	(2,006)	(938)	(1,234)
Change in other receivables	(16,167)	(1,383)	(12,552)	1,688	59
Change in broadcasting rights	(15,349)	(29,691)	(4,653)	(10,750)	(39,249)
Change in trade and other payables	(83,781)	2,977	(38,473)	9,177	16,076
Change in employee benefits	(359)	(1,393)	(70)	(539)	(704)
	555,441	656,305	187,416	262,410	872,731

Income taxes paid	(838)	(974)	(293)	(500)	(1,550)

Net cash from operating activities	319,727	357,608	101,347	125,826	490,487

Cash flows from investing activities
Proceeds from the sale of property, plant and equipment	194	329	79	212	474
Purchase of property, plant and equipment	(175,248)	(191,058)	(53,421)	(46,951)	(260,110)
Payments for software and licenses	(34,207)	(50,114)	(10,205)	(19,847)	(63,638)
Net cash used in investing activities	(209,261)	(240,843)	(63,547)	(66,586)	(323,274)

The notes to the condensed interim financial statements are an integral part thereof.

D.B.S. Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as of September 30, 2014

Condensed Interim Statements of Cash Flows (Contd.)

	For the nine months ended		For the three months ended		For the year ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	December 31, 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands

Cash flows from financing activities
Repayment of debenture principal	(214,314)	(90,432)	(182,240)	(58,737)	(223,355)
Short-term bank credit and loans, net	(12,392)	(33,232)	1,616	33,621	(33,537)
Payment for finance lease liabilities	(2,839)	(1,653)	(624)	(912)	(2,766)
Interest paid	(97,620)	(81,297)	(35,567)	(23,912)	(121,352)
Debenture issuance, net	298,898	99,149	-	-	339,060
Net cash used in financing activities	(28,267)	(107,465)	(216,815)	(49,940)	(41,950)

Increase (decrease) in cash and cash equivalents	82,199	9,300	(179,015)	9,300	125,263
Cash and cash equivalents at the beginning of the year	125,263	-	386,477	-	-
Cash and cash equivalents at the end of the year	207,462	9,300	207,462	9,300	125,263

The notes to the condensed interim financial statements are an integral part thereof.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Condensed Interim Financial Statements

NOTE 1 - THE REPORTING ENTITY

D.B.S. Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel in 1998 and has its main offices in 6 HaYozma Street, Kfar Saba.
The Company holds a Ministry of Communications license for satellite television broadcasts (“the License”). The License is valid until January 2017, and may be extended for additional six-year periods, subject to certain conditions. The Company’s operations are subject, inter alia, to the Communications (Telecommunications and Broadcasts) Law, 1982 (“the Communications Law”) and the regulations and rules enacted thereunder, and to the terms of the License.

Bezeq - The Israel Telecommunication Corporation Ltd. ("Bezeq") holds 49.78% of the Company's issued capital, and options for an additional 8.6% of the Company's issued capital, which Bezeq may exercise subject to Bezeq and the Company meeting the terms of the merger specified by the Antitrust Authority. The Company’s remaining shares are held by Eurocom DBS Ltd. Voting rights granted by these shares are held by a trustee, under an irrevocable letter of appointment and authorization, and pursuant to the Antitrust Commissioner’s decision stating, inter alia, that he must use the shares as an owner.

On March 26, 2014, Bezeq received the Antitrust Authority’s decision, whereby, subject to certain conditions, the restrictions imposed on the Eurocom Group concerning its continued holding of the Company would be repealed, and the merger between the Company and Bezeq will be permitted.

NOTE 2 - BASIS OF PREPARATION

A.
Statement of Compliance

The condensed interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting, and does not include all the information required to be presented in the full annual financial statements. These condensed statements should be read in conjunction with the financial statements for the year ended December 31, 2013 (”the Annual Statements”). In addition, these statements were prepared in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The condensed interim financial statements were approved by the Board of Directors on November 4, 2014.

B.
Use of estimates and judgment

In preparing these condensed financial statements according to IFRS, Management is required to exercise judgment and use assessments, estimates, and assumptions which affect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses. It is clarified that actual results may differ from these estimates.

Management’s judgment in applying the Company’s accounting policies and the key assumptions used in assessments involving uncertainty, are consistent with those applied in preparing the annual financial statements.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Condensed Interim Financial Statements

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES

Principal accounting policies were applied in these interim financial statements in a manner that is consistent with their application in the Annual Statements for the year ended December 31, 2013, except for the following:

First-time application of new standards

Starting January 1, 2014, the Company applies IAS 32 – “Financial Instruments: Presentation”, concerning the offsetting of financial assets and liabilities. Application of the amended standard did not materially affect the Company’s financial statements.

New standards and interpretations not yet adopted

Integrated amendments to IAS 16 – “Property, Plant and Equipment”, and IAS 38 – “Intangible Assets”, published in May 2014 (“the Amendment”).
The Amendment clarifies acceptable methods of depreciation and amortization. Application of the Amendments is mandatory starting with the financial statements for annual periods starting on or after January 1, 2016, on a prospective basis. Early adoption of the Amendment is possible, subject to disclosure requirements. The Company will study the effects of the Standard’s adoption on its financial statements.

New standards and interpretations not yet adopted (contd.)

IFRS 15 – “Revenue from Contracts with Customers”, published in May 2014 (“the Standard”).
The Standard supersedes existing guidelines concerning the recognition of revenue, and presents a new model for recognizing revenue from contracts with customers. The model includes a five-step approach to analyzing transactions, in order to determine when revenue is to be recognized, and to what amount. The Standard also establishes new and broader disclosure requirements as compared to the current guidelines. The Standard is to be applied for annual periods starting from January 1, 2017, and earlier adoption is permitted. The Standards includes various alternative transitional provisions, so that companies may choose one of the specified alternatives upon first-time application. The Company is examining the effects of the Standard’s adoption on its financial statements.

IFRS 9 (2014) – “Financial Instruments”, published in July 2014 (“the Standard”).
The Standard supersedes the requirements of IAS 39 concerning the classification and measurement of financial assets and financial liabilities, hedge accounting, and the measurement of impairment on financial instruments. The Standard is to be applied to annual periods starting January 1, 2018. Earlier application is permitted subject to certain conditions set forth in the Standard. The Standard will be applied retrospectively, except for certain allowances, as set forth in the Standard’s transitional provisions. The Company is examining the effects of the Standard’s adoption on its financial statements.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Condensed Interim Financial Statements

NOTE 4 - THE COMPANY’S FINANCIAL POSITION

A.
Since the beginning of its operations, the Company has accumulated considerable losses. The Company’s loss in 2013 amounted to NIS 381 million, and its loss in the nine months ended September 30, 2014, amounted to NIS 235 million. As a result of these losses, as of September 30, 2014, the Company had an equity deficit and a working capital deficit of NIS 4,578 million and NIS 571 million, respectively.

B.	1.
As of September 30, 2014, the Company complied with the financial covenants established under its financing and debenture agreements. As of September 30, 2014, the Company complied with the debt/EBITDA ratio covenant established in Deed of Trust B (the Company’s debt/EBITDA ratio as of September 30, 2014, was 2.8). Furthermore, the Company complied with the debt//EBITDA ratio covenant specified by the 2012 Debentures (as of September 30, 2014, the Company's debt/EBITDA ratio was 2.6), and the debt/(E-C) ratio covenant specified by the 2012 Debentures (as of September 30, 2014, the debt/(E-C) ratio was 6.4).

2.	For information concerning additional debt raising in and subsequent to the reporting period, see Notes 7 and 8 below.

3.	For information concerning the upgrade of the Company’s rating in the reporting period, see Note 7 below.

4.
Management estimates that the financing resources available to the Company, which include, inter alia, the working capital deficit and potential capital raising, will be sufficient for the Company’s operating needs in the coming year, based on the forecasted cash flows approved by the Company’s Board of Directors. Should additional resources be required to meet the Company’s operating needs in the coming year, the Company will adjust its operations so as not to require additional resources beyond those currently at its disposal.

NOTE 5 - CONTINGENT LIABILITIES

Legal actions

Various legal actions have been filed or are pending against the Company (in this section: “Legal Actions”).
Based, inter alia, on the opinion of its legal counsel concerning the chances for success of these Legal Actions, Management believes that adequate provisions have been included in the financial statements, where such provisions are required, to cover the Company’s exposure from the said Legal Actions.

As of September 30, 2014, the Company’s exposure to Legal Actions brought against the Company on various matters, totalled NIS 829,283 thousand, of which NIS 273,376 thousand were from actions whose chances cannot be estimated at this time. These amounts and all claimed amounts presented in this Note do not include linkage and interest.

Below are details of material claims pending against the Company as of September 30, 2014, classified into groups with similar characteristics.

D.B.S. Satellite Services (1998) Ltd.

Notes to the Condensed Interim Financial Statements

NOTE 5 - CONTINGENT LIABILITIES (CONTD.)

A.
Employee claims

In the normal course of business, collective and individual Legal Actions have been filed against the Company by its employees and former employees. These claims primarily concern allegations of non-payment of salary components and delay in salary payments. As of September 30, 2014, these claims totaled NIS 82,422 thousand. Based, among other things, on the opinion of its legal counsel concerning the chances of success of these claims, Management believes that adequate provisions have been included in the financial statements, to the amount of NIS 1,919 thousand, where provisions are required to cover the Company's exposure to such claims.

B.
Customer claims

In the normal course of business, Legal Actions have been filed against the Company by its customers. These are mainly applications for approval as class actions (and subsequent actions) which usually concern claims of unlawful charges and complaints concerning services provided by the Company. As of September 30, 2014, these claims totaled NIS 746,861 thousand. Based, among other things, on the opinion of its legal counsel concerning the chances of success of these claims, Management believes that adequate provisions have been included in the financial statements, to the amount of NIS 6,416 thousand, where provisions are required to cover the Company's exposure to such claims.

NOTE 6 - FINANCIAL INSTRUMENTS

      Fair value

A.
Fair value vs. carrying amount

The carrying amount of certain financial assets and financial liabilities including cash and cash equivalents, trade receivables, other receivables, deposits, derivatives, bank credit, long and short-term loans and credit, trade payables, other payables, matches or is near their fair value. The fair value of other financial assets and financial liabilities and their respective carrying amounts presented in the statement of financial position, are as follows:

	As of September 30, 2014
	Carrying amount	Fair value
	NIS Thousands

Debentures, including accrued interest and bank loans	1,803,952	1,984,253

	As of September 30, 2013
	Carrying amount	Fair value
	NIS Thousands

Debentures, including accrued interest	1,618,161	1,812,659

	December 31, 2013
	Carrying amount	Fair value
	NIS Thousands

Debentures, including accrued interest	1,712,923	1,933,242

D.B.S. Satellite Services (1998) Ltd.

Notes to the Condensed Interim Financial Statements

NOTE 6 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Fair value hierarchy The fair value of financial instruments measured at fair value is assessed according to the fair value level in the hierarchy. The various levels are defined as follows:

•	Level 1: Quoted (non-adjusted) prices on an active market for identical instruments.

•	Level 2: Directly or indirectly observed data, not included in Level 1 as aforesaid.

•	Level 3: Data not based on observed market data.

C.
Data concerning Level 2 fair value measurement

As of September 30, 2014, the Company made a number of forward transactions to reduce its exposure to changes in the USD exchange rate. The fair value of these forward transactions was determined by using market-observed data. The net fair value of these forward transactions as of September 30, 2014 (asset) totaled NIS 11.3 million.

The net fair value of forward transactions as of September 30, 2013 (liability) totaled NIS 4.7 million, and as of December 31, 2013 (liability) - NIS 6.9 million.

NOTE 7 - EVENTS IN THE REPORTING PERIOD

A.
On April 1, 2014, S&P Maalot set an -ilA rating for additional debentures to be issued by the Company up to a total par value amount of NIS 250 million. This issue will be through a new debenture issuance or as an expansion of an existing series.

B.
In April 2014, the Company carried out an additional issuance of Debentures (Series A), effected as an expansion of the existing series by a total of NIS 253 million, and an additional issuance of Debentures (Series B), effected as an expansion of the series by a total of NIS 47 million. For information concerning the terms of these debentures, see Note 14 to the financial statements for December 31, 2013.

C.	On April 30, 2014, S&P Maalot upgraded its rating for the Company and the Company's debentures to ilA (stable), and put this rating on its watch list with a positive outlook.

D.
On September 30, 2014, S&P Maalot set an ilA rating for additional debentures to be issued by the Company up to a total par value of NIS 250 million. This issue will be through a new debenture issue or as an expansion of an existing series.

NOTE 8 - EVENTS SUBSEQUENT TO THE REPORTING PERIOD

On October 7, 2014, the Company made an additional issuance of NIS 30 million of Debentures (Series B), effected as an expansion of the existing series. For information concerning the terms and conditions of these debentures, see Note 14 to the financial statements as of December 31, 2013.

NOTE 9 - APPOINTMENT OF A CHAIRMAN FOR THE FINANCIAL STATEMENTS APPROVAL MEETING

On the financial statements approval date, the Company’s Board of Directors does not have an incumbent Chairperson. Consequently, on November 4, 2014, the Company’s Board of Directors authorized David Efrati, a board director in the Company, to chair the Board of Directors meeting in which the financial statements will be approved, and to sign the Company's financial statements for September 30, 2014.